Philips announces Lighting CEO Provoost to leave Philips

May 3, 2011

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that Rudy Provoost will leave as Chief Executive Officer of the Lighting sector and Member of the Board of Management per September 30, 2011 to join the Management Board of Rexel, a global leader in the distribution of electrical supplies, and become its Chairman in 2012. Philips will announce a successor to Mr. Provoost in due course.

“I thank Rudy for his considerable contributions to Philips and I regret to see him go,” said Frans van Houten, President and Chief Executive Officer of Philips. “In his three years as CEO of Lighting, Philips has strengthened its leadership position in lighting and I wish him all the best in his new role.’’

 “After more than a decade with Philips, I am ready to take on a new challenge”, said Rudy Provoost, Chief Executive Officer of Philips Lighting. “As the global lighting industry is going through a major transformation towards energy-efficient LED lighting and an increased focus on complete lighting solutions, I am confident that Philips Lighting is well positioned and will remain a driving force in the lighting industry.’’

Mr. Provoost, born in 1959 in Belgium, joined Philips in October 2000 as Executive Vice-President of Consumer Electronics Europe and in 2004 he became Chief Executive Officer of the Consumer Electronics division, which has since been merged with Domestic Appliances and Personal Care into the Consumer Lifestyle sector. In April 2006, Mr. Provoost was appointed a member of the Board of Management and two years later he took the position of Chief Executive Officer of the Lighting sector.
For further information, please contact:

Joost Akkermans
Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.